                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                         CIBER, INC. SAVINGS 401(k) PLAN
                              (Full title of plan)


                                   CIBER, INC.
             5251 DTC PARKWAY, SUITE 1400, ENGLEWOOD, COLORADO 80111

      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 1999 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         CIBER, INC. SAVINGS 401(k) PLAN
                                 (Name of Plan)


Dated: June 23, 2000                   By: /s/Christopher L. Loffredo
                                           ---------------------------------
                                           Christopher L. Loffredo
                                           V.P./CHIEF ACCOUNTING OFFICER
                                           CIBER, INC.
                                           PLAN ADMINISTRATOR

                         CIBER, INC. SAVINGS 401(k) PLAN

                            Financial Statements and
                              Supplemental Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Index to Financial Statements

                                                                            PAGE
Independent Auditors' Report                                                F-2

Statements of Net Assets Available for Benefits,
     December 31, 1999 and 1998                                             F-3

Statements of Changes in Net Assets Available for Benefits,
     Years ended December 31, 1999 and 1998                                 F-4

Notes to Financial Statements,
     December 31, 1999 and 1998                                             F-5

SCHEDULE

1 - Schedule of Assets Held for Investment Purposes at End of Year          F-9


                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
CIBER, Inc. Savings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       KPMG LLP


Denver, Colorado
May 12, 2000

                         CIBER, INC. SAVINGS 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                       1999                1998
                                                   ------------         -----------
Investments, at fair value:
    CIBER, Inc. common stock                       $ 27,762,275          28,289,459
    Insurance company accounts                      126,570,400          82,368,734
    Participant loans                                 1,903,488           1,639,066
                                                   ------------         -----------
         Net assets available for benefits         $156,236,163         112,297,259
                                                   ============         ===========


See accompanying notes to financial statements.

                         CIBER, INC. SAVINGS 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                             1999                 1998
                                                          ------------         -----------
Additions to net assets attributed to:
    Net appreciation in fair value of investments         $ 21,346,712           8,236,775
    Interest income                                            169,435             105,198
                                                          ------------         -----------
            Total investment income                         21,516,147           8,341,973
                                                          ------------         -----------

    Contributions:
       Participants, including rollovers                    29,412,517          24,622,136
       Employer                                              5,086,877           3,733,324
                                                          ------------         -----------
            Total contributions                             34,499,394          28,355,460
                                                          ------------         -----------
    Other                                                        8,554               6,135
    Transfers of assets from merged plans                    3,463,600          17,157,982
                                                          ------------         -----------
            Total additions                                 59,487,695          53,861,550
                                                          ------------         -----------

Deductions from net assets attributed to:
    Distributions to participants                           15,544,291           8,350,293
    Loan fees                                                    4,500               1,650
                                                          ------------         -----------
            Total deductions                                15,548,791           8,351,943
                                                          ------------         -----------
            Net increase                                    43,938,904          45,509,607

Net assets available for benefits:
    Beginning of year                                      112,297,259          66,787,652
                                                          ------------         -----------
    End of year                                           $156,236,163         112,297,259
                                                          ============         ===========

See accompanying notes to financial statements.

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)  DESCRIPTION OF THE PLAN

     The following description of the CIBER, Inc. Savings 401(k) Plan (the Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

     (a)  GENERAL

          The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS AND VESTING

          Participants may contribute up to 15% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participant's years of service and the participant's contribution. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of service. At December 31, 1999 and 1998 unallocated forfeited accounts totaled $485,534 and $177,208, respectively. Forfeitures are used to reduce future employer contributions. In 1999 and 1998, employer contributions were reduced by $779,704 and $290,119, respectively, from forfeited accounts.

     (c)  INVESTMENT OPTIONS

          Great-West Life & Annuity Insurance Company (Great-West) is the custodian and record keeper for the Plan. The Plan's assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock. Under a group fixed and variable annuity contract, participants invest in the Future Funds Series Account II of Great-West, which is a separate account of Great-West, and the guaranteed certificate funds which invests in the Great-West general account. The separate account has various investment divisions that invest in shares of diversified, open-end management investment companies (the Funds). Participants may invest their account in the various investment options in 1% increments. Participants may change their investments in the Funds offered by Great-West on a daily basis.

     (d)  DISTRIBUTIONS AND LOANS

          Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested Employee Account balance. Interest on loans is

                                      F-5                            (Continued)

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


          charged at the prime rate as of the processing date of the loan, plus 1%. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Participants pay a loan fee of $50 per loan to Great-West.

     (e)  EXPENSES

          Great-West provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to .25% of the fair value of Great-West accounts, excluding CIBER, Inc. common stock. For participants with account balances greater than $50,000, Great-West provides an annual Bonus Addition. Bonus Additions of $8,554 and $6,135 were added to accounts in 1999 and 1998, respectively. Those Plan expenses not borne by the Plan are paid for by the Company.

     (f)  PLAN TERMINATION

          Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS

          Investments are stated at fair value. The fair value of marketable securities is determined based on quoted market values. The fair value of insurance company accounts is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date).

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                      F-6                            (Continued)

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


     (c)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from the estimates.

     (d)  RECLASSIFICATION

          Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

(3)  INVESTMENTS

          Investments greater than 5% of net assets at December 31, were:


                                            Fair value
                                   ------------------------------
                                      1999                1998
                                   -----------         ----------
Investments:
    CIBER Stock                    $27,762,275         28,289,459
    Maxim Money Market              12,729,782         20,370,329
    American Century Ultra          17,524,270          7,061,288
    Profile Series I                13,657,502          7,725,771
    Profile Series II               11,593,142          8,569,468
                                   -----------         ----------
         Total                     $83,266,971         72,016,315
                                   ===========         ==========


     Net appreciation (depreciation) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:


                                       1999               1998
                                   -----------         ----------
CIBER, Inc. common stock           $   196,940           (786,794)
Insurance Company accounts          21,149,772          9,023,569
                                   -----------         ----------
                                   $21,346,712          8,236,775
                                   ===========         ==========


(4)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, the trust is tax exempt under the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.


                                      F-7                            (Continued)

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(5)  TRANSFERS OF ASSETS FROM MERGED PLANS

     CIBER has acquired the outstanding common stock of a number of companies which had their own defined contribution type plans. During 1999 and 1998, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan totaling $3,463,600 and $17,157,982, respectively.

                                                                      SCHEDULE 1

                         CIBER, INC. SAVINGS 401(k) PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

IDENTITY                   DESCRIPTION                      MATURITY DATE         INTEREST RATE     CURRENT VALUE
--------     ---------------------------------------     --------------------     -------------     -------------
1GCF 36      Great-West Guaranteed Certificate           March 31, 2000                5.25%        $       3,795
1GCF 36      Great-West Guaranteed Certificate           June 30, 2000                 5.50%                3,944
1GCF 36      Great-West Guaranteed Certificate           September 30, 2000            5.10%                3,905
1GCF 36      Great-West Guaranteed Certificate           December 31, 2000             4.85%                6,999
1GCF 36      Great-West Guaranteed Certificate           March 31, 2001                4.85%                6,490
1GCF 36      Great-West Guaranteed Certificate           June 30, 2001                 4.75%                7,141
1GCF 36      Great-West Guaranteed Certificate           September 30, 2001            4.35%               19,555
1GCF 36      Great-West Guaranteed Certificate           December 31, 2001             4.25%               60,208
1GCF 36      Great-West Guaranteed Certificate           March 31, 2002                4.70%               67,389
1GCF 36      Great-West Guaranteed Certificate           June 30, 2002                 5.20%              105,323
1GCF 36      Great-West Guaranteed Certificate           September 30, 2002            5.35%               72,207
1GCF 36      Great-West Guaranteed Certificate           December 31, 2002             5.80%                3,312
1GCF 60      Great-West Guaranteed Certificate           December 31, 2000             4.75%                3,069
1GCF 60      Great-West Guaranteed Certificate           March 31, 2001                4.75%                   84
1GCF 60      Great-West Guaranteed Certificate           June 30, 2001                 5.25%                   92
1GCF 60      Great-West Guaranteed Certificate           September 30, 2001            5.45%                   87
1GCF 60      Great-West Guaranteed Certificate           December 31, 2001             5.05%                  770
1GCF 60      Great-West Guaranteed Certificate           March 31, 2002                5.50%                  465
1GCF 60      Great-West Guaranteed Certificate           June 30, 2002                 5.75%                1,078
1GCF 60      Great-West Guaranteed Certificate           September 30, 2002            5.35%                1,209
1GCF 60      Great-West Guaranteed Certificate           December 31, 2002             5.00%                1,664
1GCF 60      Great-West Guaranteed Certificate           March 31, 2003                5.05%                1,770
1GCF 60      Great-West Guaranteed Certificate           June 30, 2003                 4.80%                2,060
1GCF 60      Great-West Guaranteed Certificate           September 30, 2003            4.60%                2,319
1GCF 60      Great-West Guaranteed Certificate           December 31, 2003             4.35%                1,746
1GCF 60      Great-West Guaranteed Certificate           March 31, 2004                4.90%                1,641
1GCF 60      Great-West Guaranteed Certificate           June 30, 2004                 5.45%                6,414
1GCF 60      Great-West Guaranteed Certificate           September 30, 2004            5.50%                3,309
1GCF 84      Great-West Guaranteed Certificate           March 31, 2003                5.00%                  177
1GCF 84      Great-West Guaranteed Certificate           June 30, 2003                 5.50%               10,088
1GCF 84      Great-West Guaranteed Certificate           September 30, 2003            5.65%                  572
1GCF 84      Great-West Guaranteed Certificate           December 31, 2003             5.20%                8,236
1GCF 84      Great-West Guaranteed Certificate           March 31, 2004                5.75%                8,916
1GCF 84      Great-West Guaranteed Certificate           June 30, 2004                 6.00%                6,169
1GCF 84      Great-West Guaranteed Certificate           September 30, 2004            5.50%                1,386
1GCF 84      Great-West Guaranteed Certificate           December 31, 2004             5.10%                3,806
1GCF 84      Great-West Guaranteed Certificate           March 31, 2005                5.10%                3,260
1GCF 84      Great-West Guaranteed Certificate           June 30, 2005                 4.85%                3,338
1GCF 84      Great-West Guaranteed Certificate           September 30, 2005            4.75%                6,929
1GCF 84      Great-West Guaranteed Certificate           December 31, 2005             4.50%                4,201
1GCF 84      Great-West Guaranteed Certificate           March 31, 2006                5.05%                5,391
1GCF 84      Great-West Guaranteed Certificate           June 30, 2006                 5.65%               13,465
1GCF 84      Great-West Guaranteed Certificate           September 30, 2006            5.95%                6,481
1ER-AWP      Cash - Employer Stock Awaiting Purchase                                                      141,340
1ER-STK      Ciber Stock                                                                               27,762,275
1BIMXBI      Maxim Bond Index                                                                             278,569
1BIMXLC      Maxim Loomis Sayles Corporate Bond                                                         1,276,074
1BIMXUS      Maxim US Government Mortgage Securities                                                      741,783
1BINXDG      Maxim Global Bond                                                                            131,511
1BSHXST      Maxim Short-Term Maturity                                                                    209,685
1CMMXMM      Maxim Money Market                                                                        12,729,782
Forfeitures  Maxim Money Market                                                                           485,534
1IEUXIE      Maxim Index European                                                                       1,201,342
1IFSFAO      Fidelity Advisor Overseas                                                                  1,325,406
1IFSXIA      Maxim Invesco ADR                                                                            138,432
1IPAXIP      Maxim Index Pacific                                                                        2,092,825
1IWSPGC      Putnam Global Growth                                                                       6,545,940
1LBLCHA      AIM Charter Fund                                                                           3,235,076
1LBLOI5      Orchard Index 500                                                                          7,029,438
1LBLXFG      Maxim Founder's Growth and Income                                                            943,609
1LGRULT      American Century Ultra                                                                    17,524,270
1LGRWIN      AIM Weingarten                                                                             5,789,217
1LGRXGI      Maxim Growth Index                                                                         7,299,332
1LVAFEI      Fidelity Advisor Equity Income                                                             2,429,462
1LVAFGO      Fidelity Advisor Growth Opportunities                                                      4,792,795
1LVAPGI      Putnam Fund for Growth & Income                                                            4,532,886

                                                   (Continued)

                                                                      SCHEDULE 1

                         CIBER, INC. SAVINGS 401(k) PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

IDENTITY                             DESCRIPTION                        MATURITY DATE         INTEREST RATE     CURRENT VALUE
--------                 ---------------------------------------     --------------------     -------------     -------------
1LVAXVI                   Maxim Value Index                                                                     $   3,025,831
1MGRCON                   AIM Constellation                                                                         5,518,903
1MGRXTM                   Maxim T. Rowe Price Mid-Cap Growth                                                        1,896,663
1PBAXP1                   Profile Series 1                                                                         13,657,502
1PBAXP2                   Profile Series 2                                                                         11,593,142
1PBAXP3                   Profile Series 3                                                                          4,214,030
1PBAXP4                   Profile Series 4                                                                          1,150,272
1PBAXP5                   Profile Series 5                                                                            257,412
1SBLOI6                   Orchard Index 600                                                                           913,479
1SGRLDG                   Lord Abbett Developing Growth                                                               608,733
1SVAXAS                   Maxim Ariel Small-Cap Value                                                                 399,980
1SVAXLS                   Maxim Loomis Sayles Small-Cap Value                                                       1,989,685
Participant Loans         6.0% to 10.5 %                                                                            1,903,488
                                                                                                                -------------
                                                                                                                $ 156,236,163
                                                                                                                =============


See accompanying independent auditors' report.